=========================================================================

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date
October 6, 2004

ANCONA MINING CORPORATION
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-33191	88-0436055
(Commission File No.)	(IRS Employer ID)

1040 West Georgia Street
Suite 1160
Vancouver, British Columbia
Canada V6E 4H1
(Address of principal executive offices and zip code)

(604) 605-0885
(Registrant's telephone number, including area code)

=========================================================================

On September 23, 2004, VisualMed Clinical Systems Corporation, a Nevada corporation ("VCSC") entered into an agreement (the "Agreement") with Ancona Mining Corporation, a Nevada corporation, the Registrant ("Ancona") wherein Ancona agreed to issue 21,244,000 restricted shares of common stock in exchange for certain assets of VCSC. The assets consist of Commercial Contracts, Fixed Assets, other Assets and Receivables.

In addition to the foregoing, until a private placement, US$1,500,000 maximum $4,000,000 is completed by Ancona, Ancona will assume and pay up to US$100,000 per month, the amounts to be disbursed to maintain the on-going costs related to the operation of VCSC. The amounts paid by Ancona will be reimbursed to Ancona from the proceeds of the private placement.

Further, Ancona will assume and pay up to a maximum of CND$304,000, the amounts to be disbursed from July 1, 2004 to closing of the Agreement to maintain the ongoing operating costs related to the operation of VCSC. The CND$304,000 shall be calculated and paid on the sooner of the date of closing of the private placement described above or January 31, 2005.

Further, 12,500,000 shares of common stock owned by Hugh Grenfal, Jr. has been transferred to Capex Investments Limited ("Capex") and will be cancelled and 12,500,000 shares of common stock owned by Sergei Stetsenko has been transferred to Capex and will be cancelled.

Further, subject to mailing this report and waiting the ten (10) day period mandated under section 14(f) of the Securities Exchange Act of 1934, Hugh Grenfal, Jr. and Sergei Stetsenko will resign as officers and directors of Ancona and Gerard Dab, Art Gelston M.D., Philippe Panzini, and Louis J. Lombardo will be appointed to Ancona's board of directors. Further, Gerard Dab will be appointed chairman and principal executive officer; Philippe Rainville will be appointed treasurer and principal financial officer, principal accounting officer, and Gerard Dab will be appointed secretary.

Closing of the transaction is expected to occur ten days following the mailing this report.

The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder.

1. There is currently one class of voting securities of Ancona entitled to be voted at the meeting, or by written consents or authorizations if no meeting is held. The class of voting securities is common stock. There are currently 30,311,000 shares of common stock outstanding. Assuming Capex returns 25,000,000 shares of common stock to Ancona, there will be 5,311,000 shares of common stock outstanding. Each share is entitled to one vote.

2. Security ownership of certain beneficial owners - The following sets forth as of October 6, 2004, persons owning more than 5% of the common stock of Ancona:

	Name and Address of	Amount and Nature
Title of Class	Beneficial Owner	of Ownership	Percent of Class

Common Stock	Capex Investments Limited	25,000,000	82.48%
	Suite 802, St-James Court	Indirect
St-Denis St, Port Louis
Republic of Mauritius

Capex is owned and controlled by 7 Bridge Capital Partners Limited located at 8A Shun Ho Tower, 24 ice House Street, Hong Kong.

Assuming Capex returns the 25,000,0000 shares of common stock to Ancona and the shares are cancelled, and 21,244,000 shares are issued to VCSC, there will be 26,555,000 shares outstanding the following will be persons owning more than 5% of the common stock of Ancona:

	Name and Address of	Amount and nature	Percent of
Title of Class	Beneficial Owner	of Ownership[1]	class

Common Stock	VisualMed Clinical Systems	21,244,000	80.00%
	Corporation ("VCSC")	Direct
391, Laurier West
Montreal, Quebec, Canada
H2W 2K3

VCSC is a publicly traded company whose shares are traded on the Pink Sheets under the symbol VSMD. The 21,244,000 shares of common stock will be restricted securities, as defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition. Rule 144 provides that a person may not sell more than 1% of the total outstanding shares in any three month period and the sales must be sold either in a brokers' transaction or in a transaction directly with a market maker.

3. Security ownership of management - The following sets forth as of October 6, 2004, all shares of common stock owned by all directors and nominees, each executive officer, and directors and executive officers as a group. As of October 6, 2004 there are 30,311,000 shares of common stock outstanding:

			Amount and	Percent
	Name of		Nature of	of
Title of Class	Beneficial Owner	Position with Company	Ownership	Class

Common Stock	Hugh Grenfal, Jr.	President, Principal Executive	-0-	0.00%
		Officer, Treasurer, Principal
		Financial Officer, and Director

Common Stock	Sergei Stetsenko	Secretary and Director	-0-	0.00%

Common Stock	Gerard Dab	Chairman, Chief Executive	-0-	0.00%
		Officer, Secretary and Director Nominee

Common Stock	Art Gelston M.D.	President, Chief Science Officer and Director Nominee	-0-	0.00%

Common Stock	Philippe Panzini	Director Nominee	-0-	0.00%

Common Stock	Louis J. Lombardo	Director Nominee	-0-	0.00%

Common Stock	Philippe Rainville	Treasurer, Principal Financial Officer, Principal Accounting Officer Nominee	-0-	0.00%

Common Stock	Jayne H. Kirby	VP Finance Nominee	-0-	0.00%

Common Stock	Barry Scharf	VP Operations Nominee	-0-	0.00%

Common Stock	Michel Maksud	VP Technology Nominee	-0-	0.00%

All current officers			-0-	0.00%
and directors as a
group (2 persons)

The following sets forth all shares of common stock owned by all directors and nominees, each executive officer, and directors and executive officers as a group assuming Messrs Grenfal and Stetsenko resign; the cancellation of Capex's 25,000,000 shares; and, the issuance of 21,244,000 shares of common stock to VCSC for a total of 26,555,000 shares outstanding: .

			Amount and
	Name of		Nature of	Percent of
Title of Class	Beneficial Owner	Position with Company	Ownership	Class [4]

Common Stock	Hugh Grenfal, Jr.	President, Principal Executive	-0-	0.00%
		Officer, Treasurer, Principal
		Financial Officer and Director
		RESIGNED

Common Stock	Sergei Stetsenko	Secretary and Director	-0-	0.00%
		RESIGNED

Common Stock	Gerard Dab	Chairman, Chief Executive	-0-	0.00%
		Officer, Secretary and Director

Common Stock	Art Gelston M.D.	President, Chief Science Officer and Director	-0-	0.00%

Common Stock	Philippe Panzini	Director	-0-	0.00%

Common Stock	Louis J. Lombardo	Director	-0-	0.00%

Common Stock	Philippe Rainville	Treasurer, Principal Financial Officer,	-0-	0.00%
		Principal Accounting Officer

Common Stock	Jayne H. Kirby	VP Finance	-0-	0.00%

Common Stock	Barry Scharf	VP Operations	-0-	0.00%

Common Stock	Michel Maksud	VP Technology	-0-	0.00%

All officers and			-0-	0.00%
directors as a group
(8 persons)

4. There are no arrangements, known to Ancona, including any pledge by any person of securities of Ancona, the operation of which may at a subsequent date result in a change in control of Ancona other than the return of the 25,000,000 shares of common stock owned by Capex and the issuance of 21,244,000 shares to VCSC.

5. The transaction referred to herein occurred since the beginning of its last fiscal year. The name of the entity that acquired control is VisualMed Clinical Systems Corporation, a Nevada corporation ("VCSC"). The source of the consideration was equipment owned by VCSC; the basis of control is its prospective 80.00% ownership of the outstanding shares of common stock of Ancona. The foregoing assumes Capex's return of 25,000,000 shares of common stock to Ancona for cancellation. VCSC holds the 21,244,000 shares for its own benefit.

6. No officer, director or affiliate of Ancona, or any owner of 5% or more of the common stock of Ancona, or any associate of any such officer, director, affiliate or Ancona or security holder is a party adverse to Ancona or has a material interest adverse to Ancona. Ancona has no subsidiaries.

7. The following is the business experience during the past five years of each director and executive officer and each director nominee.

Current Officers and Directors

Hugh Grenfal, Jr. - Hugh Grenfal, Jr. has been Ancona's president, chief executive officer, treasurer, chief financial officer and a member of our board of directors since inception on September 7, 1999. From January 1991 to June 1996, Mr. Grenfal was President of Booker Gold Explorations Ltd., a mining and exploration corporation located in Vancouver, British Columbia. From October 1996 to December 2001, Mr. Grenfal was a Director of Callinan Mines Limited, a mining and exploration corporation located in Vancouver, British Columbia with revenue producing copper and zinc properties located in Manitoba, Canada. From June 20, 1999 to May 11, 2000, Mr. Grenfal was president of Paxton Mining Corporation located in Vancouver, British Columbia. Paxton Mining Corporation was a mining company. From January 2000 to January 2004, Mr. Grenfal was president of Aberdene Mines Limited located in Vancouver, British Columbia. Aberdene Mines is a mining exploration company. From September 1999 to September 2004, Mr. Grenfal has been President of Camden Mines Limited located in Vancouver, British Columbia. Camden Mines is a mining exploration company. From September 1999 to February 2002, Mr. Grenfal was president of Palal Mining Corporation located in Vancouver, British Columbia. Palal Mining was an exploration company that has since changed its line of business to hydrocarbon exploration and development and been renamed TexEn Oil and Gas Inc. From July 2000 to September 2001, Mr. Grenfal was president of Raglan Mines Limited located in Vancouver, British Columbia. Raglan Mines Limited is a mining exploration company. Mr. Grenfal is currently not a full time employee with another entity.

Sergei Stetsenko - Sergei Stetsenko has been Ancona's secretary and a member of the board of directors since inception. Since December 2003, Stetsenko has been the president, principal executive officer, treasurer, principal financial officer and a member of the board of directors of Peloton Resources Inc. Peloton Resources is a development stage mining company. From December 1994 to June 1996, Mr. Stetsenko was the operations manager of Booker Gold Explorations Ltd. His responsibilities included overseeing and implementation of exploration programs and a member of the Hearne Hill copper deposit discovery team. From October 1996 to June 2001, Mr. Stetsenko was the operations manager of exploration for Callinan Mines Limited. Callinan Mines is a development stage mining company. Since

September 1999, Mr. Stetsenko has been the secretary of Camden Mines Limited located in Vancouver, British Columbia. Camden Mines Limited is an exploration company. Since September 1999, Mr. Stetsenko has been the secretary of Ancona Mining Corporation located in Vancouver, British Columbia. Ancona Mining Corporation is an exploration company. Ancona Mining Corporation has competed a public offering of securities and is in the process of conducting exploration activities on its property. From September 1999 to February 2002, Mr. Stetsenko was the Secretary of Palal Mining Corporation located in Vancouver, British Columbia. Palal Mining Corporation was an exploration company. The mining claims in which Palal Mining intended to conduct its exploration activities were condemned by British Columbia for incorporation into its park system. Mr. Stetsenko has never devoted full time to any of the foregoing endeavors and with respect to Camden and Ancona, Mr. Stetsenko devotes approximately 10% of his time or four hours per week to each. Mr. Stetsenko is currently not a full-time employee with another entity.

Director Nominees

Mr. Gerard Dab - Chairman, CEO and Secretary - Mr. Dab holds an Honours BA and an MA from McGill University. After an academic career and a stint as an executive with advertising company Foot, Cone & Belding of Chicago he served as president of Productions Publi-Cité Inc., of Montreal, a film and television finance company from November 1982 to June1992. From June 1992 to April 1998 he was executive producer of 'Finance,' a weekly television program on Canada's TVA network. In 1998 he joined VisualMED Clinical Systems Inc., a clinical software company based in Montreal, Canada, first serving as the its President and Secretary, then since November 1999 Chairman of the Board and then, CEO since July 2001.

Mr. Philippe Panzini - From March, 1989 through September1991, Mr. Panzini was a marketing executive with Softimage Inc. of Montreal, Canada, a company in 3-D computer graphic technology. From September, 1991 to February 1999 he worked at Discreet Logic, a computer imaging technology company based in Montreal, Canada, and served as its Chief Technology Officer. In 1998, he received an Academy Award from the Academy of Motion Picture Arts and Sciences for his contribution to the film industry in the field of digital imaging. From February 1999 to January 2000 he worked as a software architect for Behaviour Inc. an entertainment company based in Montreal, Canada. >From February 2000 to December 2002 he was a marketing executive with VisualMED Clinical Systems Inc, a clinical software company based in Montreal, Canada. Since December 2002 he has been an imaging software manager with Apple Computers of Cupertino, California.

Mr. Louis J. Lombardo - Mr. Lombardo served as Executive Vice President, Client Service Delivery, for American Express Travel Related Services Company of New York, New York, a financial and travel service company, from 1985 to 1998. Since 1998, he has served as President of Lombardo Consulting, L.P., of New York where he is working as a management and operational consultant with American Express of New York being the main client. During his 35 years at American Express, Mr. Lombardo's responsibilities included international risk management, global fraud, customer service and cross-selling programs in the U.S.

Arthur Gelston, M.D. - Dr. Gelston holds an M.D. degree from Cornell University, Ithaca, New York, is a Fellow of Johns Hopkins University, Baltimore and a Fellow of the Royal College of Physicians (Canada). Dr. Gelston is also an adjunct Professor of Medicine in the Department of Internal Medicine and was formerly Senior Physician of internal medicine, at the McGill University Health Center in Montreal, Canada. From July1988 to January 1999, Dr. Gelston served as the Director of Medical Clinics of the Department of Medicine and was until that date a senior physician at Montreal's Royal Victoria Hospital. In July 1998 he joined VisualMED Clinical Systems in Montreal, where he has been chief architect of the VisualMED Suite of Clinical Solutions, a state of the art Computer Physician Order Entry system. Since July 2000, he has also been a Director of the company and President and Chief Science Officer.

8. Ancona has not been a party to any transaction since the beginning of Ancona's fiscal year nor is Ancona a party to a currently proposed transaction with any director or executive officer, nominee for election as a director, security owner who owns or record or beneficially more than five percent of Ancona's common stock and any member of the immediate family of any of the foregoing other than as described above.

9. None of the following have been or are currently indebted to Ancona since the beginning of Ancona's last fiscal year: any director of executive officer of Ancona; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

10. Compliance with Section 16(a) of the Securities Exchange Act of 1934 - Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined person to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company's equity securities are also required to furnish Ancona with copies of all Securities 16(a) forms they filed. Based on review, Grenfal and Stetsenko, persons that constituted Ancona's officers, directors and owners of 10% or more of the outstanding shares of common stock, filed their Forms 3, 4 or 5 with the Securities and Exchange Commission with exception of Form 4s with respect to the transfer of their 25,000,000 shares of common stock to Capex. Messrs. Grenfal and Stetsenko will file those Form 4s shortly. Messrs. Dab, Panzini, Lombardo and Gelston have not filed their Forms 3, 4 or 5 but will do so upon appointment as officers and directors of Ancona.

11. None of the officers, directors or director nominees, or owners of 10% or more of the common stock of Ancona have had any of the relationships described in Item 404(b) of Reg. S-K.

12. Ancona has an audit committee comprised of its officers and directors. Ancona does not have a nominating or compensation committee of the board of directors, or committees performing similar functions. There were no meetings of the board of directors during the last twelve months other than one meeting to approve the Agreement. The meeting occurred on September 23, 2004. All directors participated therein. All actions taken by the board were taken without a meeting and a record of such was signed by each member.

13. The following table sets forth the compensation paid to Ancona's officers during fiscal 2004, 2003 and 2002. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table

					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
						Securities
				Other Annual	Restricted	Underlying	LTIP	All Other
Name and Principal		Salary	Bonus	Compensation	Stock	Options / SARs	Payouts	Compensation
Position [1]	Year	($)	($)	($)	Award(s) ($)	(#)	($)	($)

Hugh Grenfal, Jr.	2004	0	0	0	0	0	0	0
President	2003	0	0	0	0	0	0	0
Director	2002	0	0	0	0	0	0	0

Sergei Stetsenko	2004	0	0	0	0	0	0	0
Secretary	2003	0	0	0	0	0	0	0
Director	2002	0	0	0	0	0	0	0

[1] All compensation received by the officers and directors has been disclosed.

There are no stock option, retirement, pension, or profit sharing plans for the benefit of Ancona's officers and directors.

Option/SAR Grants

No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to any executive officer or any director since our inception; accordingly, no stock options have been exercised by any of the officers or directors in fiscal 2004.

Long-Term Incentive Plan Awards

Ancona does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to our financial performance, Ancona's stock price, or any other measure.

Compensation of Directors

Ancona does not intend to pay any compensation to its directors until such time as it is profitable to do so. As of the date hereof, Ancona has not entered into employment contracts with any of its officers, and does not intend to enter into any employment contracts until such time as it profitable to do so.

Indemnification

Pursuant to the Articles of Incorporation and Bylaws of the corporation, Ancona may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in Ancona's best interest. In certain cases, Ancona may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, Ancona must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, which may be permitted to directors or officers pursuant to the foregoing provisions, Ancona is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Ancona has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: October 6, 2004

ANCONA MINING CORPORATION

BY:	/s/ Hugh Grenfal, Jr.
Hugh Grenfal, Jr., President, Principal Executive Officer, Treasurer, Principal Accounting Officer and Principal Financial Officer